

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2007

Mr. Lawrence A. Boik
Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

    Re: A.M. Castle & Co.
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed March 31, 2006
       Response Letter Dated December 6, 2006
       File No. 1-5415

Dear Mr. Boik:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Statements of Operations, page 18

1. We note your response to prior comment 3, indicating you would prefer to remove the measure of gross material margin from your Statements of Operations, rather than report a measure that reflects all costs of sales, such as the costs of receiving, picking, storage, freight and DD&A, currently presented in separate line items below the margin metric. However, you explain that you would continue to report the non-GAAP measure in MD&A and selected quarterly data.

Please understand that the scenario under which you would remove the margin measure, rather than recalculate after repositioning the relevant costs, is under consideration because we believe that GAAP would require a more comprehensive measure than is currently depicted. Therefore, although we would not object if you remove the margin metric from your Statements of Operations, if you disclose the measure as currently computed elsewhere in the filing, you will need to include the disclosures required under Item 10(e) of Regulation S-K. Based on your characterization, we would expect the most comparable GAAP-based measure to which it would need to be reconciled to be gross margin, reflecting all costs of sales, including the costs of processing, receiving, picking, and DD&A and maintenance related to your storage, warehouse and workshop facilities.

Please submit the draft disclosures that you would provide under this scenario, and be sure to include the reasons management believes the measure provides useful information that is not reflected in any GAAP measure, as well as a balanced discussion of the most comparable GAAP-based measure. It should be clear that disclosure is not precluded by the guidance in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K.

Form 8-K/A Filed November 7, 2006

Pro Forma Financial Statements

2.   We have read your response to prior comment four in which you explain that the pro forma adjustment described in point (e) of Note 2 relates to an additional "one time expense" that you will incur to document and assess internal controls. Given your characterization of this adjustment, it does not appear to meet criteria (ii) of Rule 11-02(b)(6) of Regulation S-X, since it would not have a continuing impact (i.e. it is not describe as a recurring charge). Please acknowledge your understanding of this requirement, and tell us whether you believe the difference would be sufficiently material to require a restatement of your pro forma presentation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief